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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------

                                   SCHEDULE TO
            TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 FINAL AMENDMENT

                                ----------------

                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                                (NAME OF ISSUER)


                   BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
                      (NAME OF PERSON(S) FILING STATEMENT)


                       LIMITED LIABILITY COMPANY INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                       N/A
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ----------------

                             RYAN C. LARRENAGA, ESQ.
                         C/O BANK OF AMERICA CORPORATION
                              ONE FINANCIAL CENTER
                           BOSTON, MASSACHUSETTS 02111
                            TELEPHONE: (617) 772-3333
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
       TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)


                                 WITH A COPY TO:
                               JOHN M. LODER, ESQ.
                                ROPES & GRAY LLP
                             ONE INTERNATIONAL PLACE
                           BOSTON, MASSACHUSETTS 02110
                            TELEPHONE: (617) 951-7000

                                OCTOBER 12, 2005
     (DATE TENDER OFFER FIRST PUBLISHED, SENT OR GIVEN TO SECURITY HOLDERS)


                            CALCULATION OF FILING FEE

Transaction Valuation: $14,000,000 (a)       Amount of Filing Fee: $1,647.80 (b)


(a) Calculated as the aggregate maximum purchase price for limited liability company interests.
(b) Calculated at $117.70 per $1,000,000 of the Transaction Value.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  $1,647.80
     Form or Registration No.: Schedule TO-I, Registration No. 005-79366 Filing Party: BACAP ALTERNATIVE MULTI-STRATEGY FUND, LLC
     Date Filed:  October 12, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:
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

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed October 12, 2005 with the Securities and Exchange Commission by BACAP Alternative Multi-Strategy Fund, LLC (the "Fund") in connection with the Fund's offer (the "Offer") to purchase limited liability company interests ("Interests") in the Fund in an amount up to $14,000,000 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and Letter of Transmittal were previously filed as Exhibits B and C to the Statement on October 12, 2005.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

         1. Holders of Interests in the Fund ("Investors") that desired to tender an Interest, or a portion thereof, for purchase were required to submit their tenders by 12:00 midnight, Eastern Time, on November 11, 2005.

         2. As of November 11, 2005, 77 Investors validly tendered Interests, or portions thereof, in an aggregate amount of $11,459,315 and did not withdraw these tenders prior to the expiration of the Offer. The Fund accepted these validly tendered Interests and portions of Interests for purchase in accordance with the terms of the Offer.

         3. The net asset value of the Interests and the portions of Interests tendered pursuant to the Offer was calculated as of September 30, 2005.

         4. The payment of the purchase price of the Interests, or the portions of Interests, tendered was made in the form of a promissory note issued on November 16, 2005 to each Investor whose tender the Fund accepted for purchase. The promissory notes will be held by Bank of America Investment Advisors, Inc., the Fund's administrator, on behalf of such Investors, in accordance with the terms of the Offer. The promissory note issued entitles each such Investor to an initial payment of 95% of the unaudited net asset value as of December 31, 2005 (the "Valuation Date") of the Interest. The promissory note also entitles each such Investor to a contingent payment equal to the excess, if any, of (a) the net asset value of the Interest tendered and accepted for purchase by the Fund as of the Valuation Date, determined based on the audited financial statements of the Fund for the fiscal year ending March 31, 2006, over (b) the initial payment. The initial payment will be made to each such Investor no later than March 1, 2005. The promissory note is payable in cash promptly after the completion of the Fund's audit for the year ending March 31, 2006.

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

                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  BACAP ALTERNATIVE MULTI-STRATEGY
                                  FUND, LLC

                                  By:        /s/ Lawrence R. Morgenthal
                                       ---------------------------------------
                                  Name:    Lawrence R. Morgenthal
                                  Title:   President

Dated:  November 18, 2005

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